Exhibit 99.2

Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

June 28, 2005

To the Shareholders of Mitel Networks Corporation (the “Corporation”)

You are invited to attend the Annual Meeting (the “Meeting”) of Shareholders of the Corporation to be held at 350 Legget Drive, Ottawa, Ontario, Canada on July 27, 2005 at 3:30 p.m., (Ottawa time).

If you received your annual meeting materials by mail, the attached Notice of Meeting is accompanied by a form of proxy, a shareholder consent to electronic delivery of documents, a Management Proxy Circular and the consolidated financial statements together with the auditors’ report for the fiscal year ended April 24, 2005 and the consolidated financial statements together with the auditors’ report for the period April 25, 2005 to April 30, 2005 (the “Meeting Materials”).

If you previously consented to receive corporate information electronically, you received an email which contains the Meeting Materials.

Shareholders who may be interested in receiving information electronically in the future, may indicate this preference by following the instructions on the enclosed shareholder consent to electronic delivery of documents.

At the Meeting, you will be asked to consider and vote on:

a)	the election of directors;

b)	the appointment of auditors and the granting of authorization to the directors to fix the auditors’ remuneration; and

c)	any other business that may properly come before the Meeting.

The consolidated financial statements and the auditor’s report for the fiscal year ending April 24, 2005 will be placed before you at the meeting. On April 24, 2005, the Board of Directors passed a resolution to change the fiscal year end from a floating year-end (based on the last calendar Sunday in April) to a firm April 30th year-end. The change will take effect for the fiscal years beginning after April 24, 2005. Therefore the transition period between April 25, 2005 and April 30, 2005 is considered a stand-alone period and consolidated financial statements and the auditor’s report for this period will also be placed before you at the meeting.

Shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete, date, sign and return a form of proxy unless your shares are registered in the name of an intermediary, in which case you should complete the form of proxy delivered to you by the intermediary. Non-registered shareholders should carefully follow the instructions of their intermediaries.

Each of the matters to be considered at the Meeting must be approved by a majority of the votes cast by the shareholders (in person or by proxy) at the Meeting.

Whether or not you are able to attend the Meeting, you are encouraged to complete and return the enclosed form of proxy or the voting instruction form delivered to you by your intermediary.

Sincerely,

Kent H.E. Plumley
Secretary
Ottawa, Ontario, Canada